UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b - 25

                           NOTIFICATION OF LATE FILING

                                                                 SEC FILE NUMBER
                                                                    1-7234

                                                                  CUSIP NUMBER
                                                                  36225V 10 4

[ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K    [x]  Form 10-Q      Form N-SAR

    For Period Ended: March 31, 2002

    [ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ]
        Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I     -      REGISTRANT INFORMATION

Full Name of Registrant:   GP STRATEGIES CORPORATION

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):    9 West 57th Street

City, State and Zip Code:    New York, NY 10019

Part II    -      RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12(b)-25(b) the following should be completed. (Check box if appropriate)

        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

Part III   -      NARRATIVE

State below in reasonable details the reason why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant cannot file its report on Form 10-Q for the third quarter ended March 31, 2002 on a timely basis because it has encountered unexpected difficulties in compiling certain information to be included in its Form 10-Q and the information compiled to date is not complete enough to provide full disclosure.

Part IV    -      OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

            Andrea D. Kantor            212                       230-9516
         ----------------------    -------------        ------------------------
                  Name               Area Code                Telephone Number

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports. [x] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [x ] Yes[ ] No

If so, attach an explanation of the anticipated change, both narratively and quatitatively, and, if appropriate, state the reasons why a reasonable estimate of these results cannot be made.

For the quarter ended March 31, 2002, net sales were $40.2 million compared to net sales of $42.4 million for the quarter ended December 31, 2001 and $49.1 million for the quarter ended March 31, 2001. The decrease in revenues from the fourth quarter of 2001 was primarily attributable to a reduction in revenue from the automotive division and e-Learning division of the manufacturing and process group. The company has experienced an increase in revenues in alternative fuels, government training, and domestic preparedness services. The company expects continued growth in these services throughout the year.

For the quarter ended March 31, 2002, net income was $0.2 million, as compared to a net loss of $2.3 million for the quarter ended December 31, 2001 and a net loss of $0.2 million for the quarter ended March 31, 2001.

In January 2002, the company adopted Statement of Financial Accounting Standard ("SFAS") No. 142, Goodwill and Other Intangible Assets. SFAS 142 requires that goodwill and other intangible assets with indefinite useful lives no longer be amortized. The net income (loss) for the quarters ended March 31, 2002, December 31, 2001 and March 31, 2001, as adjusted for amortization expense that is no longer recorded, in accordance with SFAS No. 142, was $0.2 million, $(1.6) million and $0.5 million, respectively.

Results for the quarter ended March 31, 2002 reflect a gain on sale of marketable securities of $0.4 million and a non-cash credit on a deferred compensation plan of $0.5 million offset by a non-cash equity loss from Hydro Med Sciences of approximately $0.7 million.

                            GP STRATEGIES CORPORATION
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:    May 16, 2002                      Andrea D. Kantor
                                           Vice President and  General Counsel